CHINA MEDIA GROUP CORPORATION

April 23, 2007

Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Attn:	Mr. Paul Fischer, Esq.

Re:	China Media Group Corporation Registration Statement on Form SB-2 File No. 333-141381 Filed March 16, 2007

Dear Mr. Fischer,

We refer to your letter dated April 11, 2007 in regard to the comments on our Form SB-2 filed March 16, 2007. We hereby submit our replies below together with the marked up copy of the SB-2 for your easy reference.

Comment 1:
We have appointed our legal council, David J. Levenson, to reply this comment separately. Please refer to his letter in Appendix A.
Comment 2:
Refer to the new sentence at the beginning of the first paragraph on Page 4 under the title "The Offering".
Comment 3:
Refer to the new paragraph in the middle of page 5 stating the total dollar value of the securities underlying the convertible debentures and the related securities being registered for resale.

1803 Chinachem Tower, 34-37 Connaught Road, Central, Hong Kong
Tel: +852 3171 1208 ext 222 Fax: +852 3171 1206

CHINA MEDIA GROUP CORPORATION

Comment 4:
Refer to page 22 on the amended wording.
Comment 5:
The requested information has been added to page 32 under the caption 'Liquidity and Capital Resources.'
Comment 6:
The requested information has been added to page 32 under the caption 'Liquidity and Capital Resources.'
Comment 7:

Please refer to the amended Selling Shareholder's table on page 45. Pursuant to the agreements, Tailor-Made and its affiliates cannot not convert the convertible debentures or exercise any warrants if such action would cause Tailor-Made and its affiliates to own in excess of 4.99% of our outstanding common stock. Therefore, at April 13, 2007, Tailor-Made and its affiliates are permitted to own a maximum of 24,790,000 shares of common stock, which is just below 5%.

Comment 8:
The requested information has been added to page 45.
Comment 9:
The requested information has been added to page 45.
Comment 10:

We have added to page 45 that the Company did not have any prior securities transactions with the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship.

1803 Chinachem Tower, 34-37 Connaught Road, Central, Hong Kong
Tel: +852 3171 1208 ext 222 Fax: +852 3171 1206

CHINA MEDIA GROUP CORPORATION

Comment 11:
The requested information has been added to page 45.
Comment 12:
(i)	The requested information has been added to page 4.
(ii)	The Selling Shareholder has confirmed that it does not have a short position in our common stock.
Comment 13:
The requested information has been added to page 32 under 'Management's Discussion and Analysis'.

We intend to repay the principal and interests amount on the total $125,000 Convertible Debentures. The interest amount on the expiry date of December 12, 2007 shall be approximately US$12,500. The Selling Shareholder has the option to convert the Convertible Debentures into shares at a price of $0.024 per share. The Company believes that it has the financial ability to settle such payments when it falls due.

Comment 14:
The requested information has been added to page 45.
Comment 15:
The requested information has been added to page 46.
Comment 16:

We have revised Item 26 - Recent Sales of Unregistered Securities to include the entering into of the Debenture Agreement on December 7, 2006; the issuance of the $50,000 Convertible Debenture on December 20, 2006 and the issuance of the $75,000 Convertible Debenture on March 27, 2007 are now reflected in Item 26 (f).

1803 Chinachem Tower, 34-37 Connaught Road, Central, Hong Kong
Tel: +852 3171 1208 ext 222 Fax: +852 3171 1206

CHINA MEDIA GROUP CORPORATION

Comment 17:
Legal Opinion is attached to Exhibit 5.1

For and on behalf of China Media Group Corporation /s/ Con Unerkov ________________________________ Con Unerkov President

1803 Chinachem Tower, 34-37 Connaught Road, Central, Hong Kong
Tel: +852 3171 1208 ext 222 Fax: +852 3171 1206

Appendix A

LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MA, DC and VA	301-299-8092
(Not Admitted: MD)	fax: 301-299-8093
levensonfam@msn.com

April 18, 2007

Paul Fischer, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	China Media Group Corporation Registration Statement on Form SB-2 File No. 333-141381

Dear Mr. Fischer:

          As discussed in our telephone conversation on Friday, April 13, 2007, Con Unerkov, Chief Executive Officer of China Media Group Corporation (China Media), has asked me to respond to Comment 1 in your letter to him dated April 11, 2007. The Comment notes that the offering appears to be a primary offering, based upon its size relative to the number of outstanding shares held by non-affiliates, and then comments that China Media is not eligible to conduct a primary at-the-market offering on Form SB-2 under Rule 415(a)(4). For the reasons briefly discussed in our conversation and more fully set forth below, although the question is not free from doubt, I respectfully submit that Form SB-2 is available because the offering meets the requirements of Rule 415(a)(1)(i).

          The Commission has not issued any formal guidelines to the registration of securities on a secondary basis for resale on a delayed or continuous basis pursuant to Rule 415. But the Division of Corporation Finance has provided guidance through the commenting process and through telephone interpretations. In this letter, I rely upon the guidelines set forth in the Manual of Publicly Available Telephone Interpretations (the "Manual") compiled December 20, 2005.* I also rely upon a law firm's published report of remarks by David Lynn, Chief Counsel of the Division of Corporation Finance, during a panel discussion hosted by the law firm on January 26, 2007.**

*	References herein to paragraphs of the Manual are made: "Manual __."
**	Reference herein to the two-page report of Sichenzia Ross Friedman Ference LLP, entitled "Latest from the SEC on Rule 415," are made: "Report."

          The question of whether an offering styled as a secondary offering on behalf of a selling shareholder is really a primary offering on behalf of the issuer is a difficult factual one and a number of factors must be taken into consideration. Manual 29. Here, China Media has registered an aggregate of 50,958,333 shares to be offered and sold by the selling shareholder (decreased from 53,958,333 shares initially registered), including 5,208,333 shares to be issued upon conversion of convertible debentures, up to 2,000,000 shares to be issued under the equity line of credit arrangement, up to 15,625,000 shares upon exercise of each of two warrants and 12,500,000 shares for a commitment fee. Thus, an aggregate of 36,458,333 of the registered shares are to be issued upon conversion of convertible securities. Therefore, the "10% test" of Rule 415(a)(4)(ii) would not be applied to those shares and Form SB-2 would be available because the offering would meet the requirements of Rule 415(a)(1)(i). Manual 4.

          The number of outstanding shares, excluding those held by affiliates and the selling shareholder, or the "public float," is 154,857,524. The registered shares, then, are equivalent to 32.90% of the public float. In this connection, the law firm reported that Mr. Lynn indicated that, as a guideline, registration of securities on a secondary basis pursuant to Rule 415 would generally only be permitted up to an amount not exceeding 1/3 or 33% of the public float. Under these circumstances, this guideline or the "public float test" - and the principal concern giving rise to Comment 1, as I understood you - appears to be satisfied.

In Comment 1, it is requested that China Media address the following relevant factors (which are similar to those set forth in Manual 29):

i. The involvement of only one selling shareholder and the percentage of the public float made by the shareholder.

Please see the two preceding paragraphs. The selling shareholder is an independent third party that has no relationship with China Media other than as an investor.

ii. The date on which and the manner in [which] the selling shareholder received the shares and/or the overlying securities.

          The dates cannot be specified, but the offer and sale of the securities covered by the registration statement, other than those for the commitment fee, are expected to be made on a delayed or continuous basis - and Rule 415 applies to registered offerings made on that basis. Manual 16. The manner in which the selling shareholder will receive securities pursuant to the line of credit arrangement, the debenture purchase agreement and the warrants is described in the prospectus constituting part of the registration statement.

iii. The relationship of the selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate.

          China Media had no direct or indirect relationship with the selling shareholder before entering into the line of credit arrangement. The selling shareholder was not and is not an affiliate of China Media. See Report.

          iv. The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments.

          The only fee payable to the selling shareholder and/or its affiliates is the commitment fee of 12,500,000 shares; upon signing the term sheet for the line of credit arrangement, China Media agreed to pay $10,000 for legal and due diligence expenses of the selling shareholder. No proceeds will be returned to the selling shareholder or its affiliates. Other than $125,000 received by China Media from the selling shareholder for the convertible debentures upon maturity, the amount of proceeds to be received from the selling shareholder cannot be specified because there is no fixed or set price; rather, the line of credit arrangement provides for a formula price based upon a discount from the average closing market prices of the common shares during particular periods in the future for the amounts of draw downs.

v. The discount at which the selling shareholder will purchase the common stock underlying the convertible debentures or warrants.

          The conversion price of the convertible debentures and the exercise prices of the warrants will be determined by a formula price at the closing date of December 12, 2006 (equal to the average closing market price for the common shares during the 20 trading days before the day of closing). The formula conversion price of the convertible debentures is $0.024 and the formula exercise prices of the two warrants are $0.03 and $0.036, respectively. The convertible debentures will mature one year from the date of issuance, will bear interest at the annual rate of 10% payable at maturity and will be convertible at a fixed price equal to the formula price at closing. The total number of warrants will be divided into two separate but equal amounts, will expire two years and six months after closing, and will be exercisable at two different exercise prices: (1) 25% above the formula price; and (2) 50% above the formula price.

vi. Whether or not the selling shareholder is in the business of buying and selling securities.

To the best of China Media's knowledge, information and belief, the selling shareholder is not in the business of buying and selling securities.***

          In conclusion, I believe that the discussion in this letter provides a more than acceptable basis for the staff's looking favorably upon China Media's relying upon Rule 415(a)(1)(i) for the offering of its securities covered by the registration statement on Form SB-2 and for the staff's determining that, on the basis of the facts and circumstances presented, China Media's offering is not a primary at-the-market offering under Rule 415(a)(4).

Finally, as you requested, a copy of the form of opinion on legality that will be filed as an exhibit is attached.

***

It should be noted that the law firm's report also points out that consideration should be given to other factors: Whether there had been any recent transaction prior to the completion of the offering by which the number of shares held by on-affiliates had been increased significantly. Here, there were no such transactions; nor was there a recent reverse merger.

          Thank you for your attention. If the staff has any other questions about the matter raised in Comment 1, or about China Media's response, please do not hesitate to contact me. Finally, China Media would appreciate a prompt resolution of this matter.

Sincerely,

/s/ David J. Levenson
----------------------------
David J. Levenson

cc: Con Unerkov, President